Exhibit 99.1

ARC ENERGY TRUST ANNOUNCES A $625 MILLION CAPITAL BUDGET FOR 2011, WHICH INCLUDES A 12 PER CENT PRODUCTION GROWTH TARGET

CALGARY, Nov. 1 /CNW/ - (AET.UN and ARX.A - TSX) ARC Energy Trust (the "Trust" or "ARC") announced today that its Board of Directors has approved a budget for 2011 that includes a $625 million capital expenditure program and plans for substantial growth in production.

John Dielwart, ARC's Chief Executive Officer, said, "With a clear focus on value creation, we have increased the percentage of our budget directed towards oil and liquids rich natural gas to 70 per cent in response to continued strength in oil prices versus weakness in natural gas prices. With outstanding opportunities in our portfolio, we have targeted to exit 2011 at a production level of approximately 93,000 boe per day, a 12 per cent year-over-year increase over our current production levels, despite the assumption that we will divest 3,500 boe per day, with all of this profitable growth coming from the drill bit."

Highlights of the 2011 Budget

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    -   A focus on oil and liquids rich gas opportunities at Pembina and Ante
        Creek in Alberta, southeast Saskatchewan and Parkland in British
        Columbia and on a measured, paced development of the Montney gas opportunities in northeast British Columbia.
    -   The capital budget has been set at $625 million with:
          - Approximately $420 million will be directed towards oil and liquids rich gas opportunities and the drilling of approximately
            144 operated wells
          - Approximately $205 million allocated to gas opportunities with the drilling of 22 operated wells and the expansion of facility projects
          - 86 per cent of the 166 operated wells will be horizontals
    -   Defined, profitable growth is expected to come from the following projects:
          - Start-up of the Dawson Phase II gas plant is expected to add 60 mmcf per day during the second quarter
          - Expansion of the Parkland field and facilities should add approximately 300 barrels per day of liquids and ten mmcf per day of gas in the fourth quarter
          - Construction of a gathering system to tie-in existing wells at
            Sunrise is expected to add 15 mmcf per day of gas at the start of the fourth quarter
          - Construction of a new 30 mmcf per day gas plant at Ante Creek will position ARC for growth in 2012
    -   A total of 110 horizontal wells, requiring an expenditure of approximately $190 million will be targeted at the further development of oil, primarily at Pembina, Ante Creek, Goodlands and southeast Saskatchewan
    -   Ten per cent of the budget will be directed towards exploration opportunities with the goal of providing future growth for ARC
    -   A production target for 2011 of 84,000 to 87,000 boe per day comprising approximately 40 per cent crude oil and NGLs and 60 per cent natural gas with an exit rate of approximately 93,000 boe per day representing the replacement of approximately 15,000 boe per day of decline and growth of 13,000 boe per day relative to our 2010 exit rate (post disposition of approximately 3,500 boe per day by year-end
        2010)
    -   Operating costs in 2011 are predicted to be between $9.40 to $9.70 per boe, a five per cent reduction from 2010 estimated costs
    -   ARC intends to initially pay a $0.10 monthly dividend upon conversion to a corporation.
    >>
Capital Program

The 2011 capital program has been set at $625 million, which is the same as our expected capital expenditures in 2010. Approximately $350 million is targeted at maintaining current production capacity while the remainder is being spent on growth projects. ARC'S strong hedge position and the expected proceeds from our disposition package provide ARC with confidence in our ability to internally finance the growth component of this budget. The primary focus of the 2011 budget is to maximize value by directing more capital to oil and liquids rich gas projects.

Based on 2011 budget projections, ARC will drill approximately 166 gross wells (148 net) on its operated properties, with 131 wells targeting oil, 13 wells targeting liquid rich natural gas and 22 wells targeting natural gas. Approximately 86 per cent will be horizontal wells. On ARC's non-operated properties we anticipate our partners will drill 83 gross wells (10 net) with ARC's share of expenditures being approximately $63 million.

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                     2011 Capital   Operated
                       ($millions)     wells
    Core Districts   (Op + Non-Op)    (gross)     Gas/Oil   Comment
    -------------------------------------------------------------------------
    NEBC/NWAB                 246         35  Gas/Liquids   Dawson, Parkland
                                                            Primarily
    NORTHAB                   130         19      Oil/gas    Ante Creek
    PEMBINA                    97         42          Oil   Includes Hz wells
    CENTRAL                     5          3          Oil
    SEAB/SWSK                  15          5          Oil
    SESK/MB                    88         48          Oil
    REDWATER                   22         14          Oil   Includes EOR
    CORPORATE                  22          -            -
    -------------------------------------------------------------------------
    Total                     625        166
    >>
ARC's 2011 budget is focused on adding liquids production and continuing with our staged, paced growth of our Montney assets. This budget defers the previously announced 60 mmcf per day Sunrise gas plant from 2012 to 2013 and moves a portion of the capital to a 30 mmcf per day gas plant at Ante Creek and a 10 mmcf per day facility expansion at Parkland, both of which will contribute to increased liquids production. By year-end 2011, the Dawson, Parkland and Sunrise fields are expected to account for 45 per cent of ARC's production.

ARC expects to allocate approximately 20 per cent of its sustaining capital and 50 per cent of its growth capital to the Montney assets of northeast British Columbia. At Dawson, we plan to spend $98 million to complete and commission our second 60 mmcf per day gas plant and drill 13 horizontal wells so as to keep the facilities operating at full capacity. This activity is designed to increase operated production from 105 mmcf per day in 2010 to a stabilized rate of 165 mmcf per day upon completion of the gas plant.

At Parkland, ARC has budgeted $67 million for the drilling of 11 horizontal wells, two vertical wells and the expansion of compression. Due to farm-in commitments, ARC will be incurring 100 per cent of the well costs for six wells to earn a 60 per cent working interest in four sections. In addition, ARC plans to test a lower interval in the Upper Montney as well as drill two wells to attempt to establish the productive capacity of the liquids rich northern area.

ARC is currently negotiating for 15 mmcf per day of processing capacity at a third party gas plant. Assuming successful completion of the negotiations, ARC will spend $25 million to drill three horizontal wells and construct surface facilities to bring 15 mmcf per day of production from Sunrise on stream. By utilizing processing capacity at a third party facility, ARC will be able to bring gas from the Sunrise field on seven months earlier than originally contemplated. ARC plans on tieing- in five horizontal wells that are currently completed and waiting on facilities. This will provide the opportunity to gather production information from three different layers within the Montney Formation - the Upper Montney A, the Upper Montney B and the Lower Montney E, providing valuable information as we plan for future development of this large gas resource.

Another property where ARC is deploying horizontal drilling and completion technology is Ante Creek in northern Alberta where $55 million has been allocated to drill 14 horizontal wells to maintain production at the facility restricted level of approximately 7,600 boe per day. In addition, ARC plans to spend approximately $30 million to build a new 30 mmcf per day gas plant to process solution gas so that liquids production can be increased in early 2012. With the addition of this gas processing capacity, over the course of 2012 ARC expects to increase liquids production at this field to 5,000 barrels per day and total production to 11,000 boe per day.

At Redwater, in central Alberta, we plan to spend $22 million drilling one vertical and 13 horizontal Leduc, Mannville and Viking wells. We expect to be able to grow production by 10 per cent as we follow-up on a 2010 successful back reef location.

The emphasis on the development of oil resource plays has led to the allocation of $90 million to Pembina in central Alberta. ARC plans to drill 42 horizontal Cardium locations in 10 different properties as we increase production and further our knowledge base. Extensive work will also be done focusing on waterflood management so as to optimize production through stimulations, conversions of producing wells to injectors and the drilling of new injection wells.

Throughout ARC's other core areas, numerous development activities will take place. In southeast Saskatchewan and southwest Manitoba, ARC plans to spend $58 million drilling horizontal oil wells and exploring for new opportunities. ARC expects to drill approximately 48 wells on operated properties including, Lougheed, Skinner Lake, Oungre, Weirhill, Parkman, Elmore and Goodlands.

In addition to the operated activities, the non-operated budgeted capital for 2011 is $63 million and includes drilling 83 gross wells, dominated by activity in Weyburn, Midale and Instow, Saskatchewan as well as the Montney program in northeast British Columbia.

Corporate capital of $22 million comprises capitalized General and Administrative Expenses ("G&A") and the Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan"), information technology capital and seismic.

The budgeted capital expenditures for 2011, by type are:

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                                              2009         2010         2011
    ($ millions)                           (Actual)   (Estimate)(1)  (Budget)
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    Development                                187          359          409
    Development - Facilities                    73           90           54
    Maintenance                                 11           23           29
    Optimization                                 8           11           18
    Land & Seismic                              11           60           17
    Unconventional gas                          16            2            5
    Enhanced Oil Recovery                       23           22           27
    Exploration                                 15           20           49
    Other                                       16           38           17
                                            ---------------------------------
    Total                                      360          625          625
                                            ---------------------------------
    (1) ARC announced an increase to its 2010 estimated budget in the second quarter financial release dated August 3, 2010 from $575 million to
        $625 million.

                                              2009         2010         2011
    Operated Wells Drilled (gross)         (Actual)   (Estimate)     (Budget)
    -------------------------------------------------------------------------
    Natural gas wells                          108            81           39
    Oil wells                                   38            90          127
                                           ----------------------------------
    Total                                      146           171          166
                                           ----------------------------------

    Capital Budget by Area:                   2009         2010         2011
    ($ millions)                           (Actual)   (Estimate)     (Budget)
    -------------------------------------------------------------------------
    Northeast British Columbia &
     Northwest Alberta                         200          314          246
    Northern Alberta                            28           86          130
    Pembina                                     21           63           97
    Central Alberta                             25           21            5
    Southeast Alberta & Southwest Saskatchewan  14           17           15
    Southeast Saskatchewan & Manitoba           42           78           88
    Redwater                                    13           16           22
    Corporate                                   17           30           22
                                           ----------------------------------
    Total                                      360          625          625
                                           ----------------------------------

    Alberta Total                              118          237          285
    Saskatchewan and Manitoba Total             52           88           99
    British Columbia Total                     190          300          241
    >>
The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year. In addition the Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions and may modify the 2011 Budget during the year.

Corporate Royalties

Effective January 2009, the Alberta Government's New Royalty Framework ("NRF") took effect and resulted in royalty rates that are more sensitive to both price and production levels. In addition, both the Alberta and British Columbia Governments implemented royalty incentive programs during 2009 and 2010 in response to the economic downturn. The incentive programs for both provinces include drilling credit programs and royalty relief programs for new wells coming on production through 2011.

Through the first nine months of 2010, the Trust's total corporate royalty rate was 17 per cent as compared to 15 per cent in 2009 as a result of higher commodity prices realized throughout 2010. Changes announced during 2010 to the Alberta NRF have improved the economics of drilling in Alberta and as such ARC has budgeted for increased spending at Pembina and Ante Creek. ARC expects that the 2011 total corporate royalty rate will be in the 13 to 16 per cent range depending upon commodity prices and the level of incentives realized, as illustrated in the following table.

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                                  Corporate Royalty Rate - 2011 Estimated
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    Edmonton posted oil
     (Cdn$/bbl)(1)              $ 70.00  $ 70.00  $ 80.00  $ 80.00  $86.65(4)
    AECO natural gas
     (Cdn$/GJ)(1)               $  3.50  $  4.50  $  3.50  $  4.50   $3.60(4)
    Total Corporate Royalty
     Rate(2)(3)                    13.2     14.5     14.2     15.3    14.6(4)

    (1) Canadian dollar denominated prices before quality differentials.
    (2) Estimated corporate royalty rates based on guidelines that are subject to change.
    (3) Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.
    (4) At the current futures price of $86.65 per barrel and $3.60 per GJ, the royalty rate will be approximately 14.6 per cent.
    >>
Production Volumes

Targeted annual production volumes for 2011 are expected to be approximately 84,000 to 87,000 boe per day, which includes an estimate of downtime for unplanned outages. Production is expected to grow to approximately 90,000 boe per day in the second quarter with the commissioning of Phase II of the Dawson gas plant and continue to grow through the remainder of the year to an exit rate of approximately 93,000 boe per day. This new production level will provide a strong platform for continued growth in 2012 as we bring on the Ante Creek facilities expansion and work towards the construction of the next Montney gas plant.

On a regular basis, ARC evaluates its asset portfolio with a view to selling assets that do not meet our retention guidelines. ARC has engaged a third party to market lands in central Alberta that currently produce approximately 3,500 boe per day. While ARC expects that one or more transactions will close prior to year-end 2010, there is no certainty that the sales will occur. The anticipated 2011 volumes reflect the expected disposition of 3,500 boe per day of production prior to year-end 2010 but do not reflect any other potential acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecasted volumes.

The low operating cost of the Dawson and Parkland production additions will contribute to a five per cent decrease in per boe operating costs from the 2010 estimated value of $10.00 per boe to approximately $9.40 to $9.70 per boe. Full year production costs are expected to total approximately $300 million.

General and Administrative Expense

ARC expects total G&A expenses including the Whole Unit Plan expenses to be approximately $73 million or approximately $2.40 per boe in 2011, a 16 per cent decrease from the $2.85 expected for 2010. Staffing levels increased during 2010 to accommodate the growth being delivered in 2011, resulting in higher G&A in 2010. With the higher production levels, ARC's per boe G&A is more in line with pre 2010 levels.

ARC's 2011 budgeted G&A includes estimated payments of approximately $12 million for cash payments under the Whole Unit Plan. The estimated cash payment under the Whole Unit Plan is dependent on both ARC's unit price and the three year total return relative to its peers and is thus subject to a high degree of volatility. If ARC is able to achieve top quartile returns relative to its peers on grants vesting under the Whole Unit Plan for 2011, the Whole Unit Plan cash expense will increase to approximately $19 million.

Following is a summary of estimated 2011 cash and non-cash G&A expenses:

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    ($ millions, except per boe amounts)      2009         2010         2011
                                            Actual     Estimate       Budget
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    Cash G&A expenses before Whole
     Unit Plan                             $  40.6        $57.0        $53.0
    Cash expense - Whole Unit Plan         $  12.7        $20.5        $11.5
      Total Cash G&A                       $  53.3        $77.5        $64.5
    Accrued compensation - Whole
     Unit Plan                             $  (4.6)       $(2.5)        $8.5
      Total G&A expense                    $  48.7        $75.0        $73.0
    ------------------------------------------------------------------------
    Cash G&A expense before Whole
     Unit Plan per boe                     $  1.75        $2.15        $1.70
    Cash expense - Whole Unit Plan
     per boe                               $  0.55        $0.75        $0.40
    Accrued compensation - Whole
     Unit Plan per boe                     $ (0.20)      $(0.05)       $0.30
    Total G&A expense per boe              $  2.10        $2.85        $2.40
    >>
Risk Management

As part of its overall strategy to protect cash flow ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

For 2010, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of 2011. ARC has a strong hedging position in place for 2011 with approximately 50 per cent of forecasted production protected at prices that will support ARC's business plan. We continue to watch for opportunities to protect the 2012 cash flow and will take positions in natural gas and or crude oil at levels that will provide significant certainty on rates of return. The following table provides a summary of ARC's positions as of October 31.

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    Hedge Positions
    As at October 31,
     2010(1)
                        Nov-Dec 2010           2011               2012
    -------------------------------------------------------------------------
    Crude Oil(2)      US$/bbl  bbl/day   US$/bbl  bbl/day   US$/bbl  bbl/day
    -------------------------------------------------------------------------
      Sold Call         92.00   15,000     89.27   20,000     90.00    4,000
      Bought Put        76.67   15,000     84.01   20,000     90.00    4,000
      Sold Put          59.09   11,000     60.61   12,000     60.00    4,000
    -------------------------------------------------------------------------
    Natural Gas       Cdn$/GJ   GJ/day   Cdn$/GJ   GJ/day   Cdn$/GJ   GJ/day
      Swap               5.61   80,110      5.54  135,000         -        -
      Sold Call          5.05   10,000         -        -         -        -
      Bought Put         4.00   10,000         -        -         -        -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all
        NYMEX positions to an AECO equivalent price based on offsetting basis positions and the quarter end exchange rate.
    (2) For 2011 and 2012 all put positions settle against the monthly average WTI price providing protection against monthly volatility;
        all calls have been sold against the annual average WTI price, as a result ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater upside price participation for individual months.
    >>
Funding of the 2011 Capital Program

The $625 million capital budget was set after examining financial forecasts based on the expectation that oil prices could be in the range of Cdn$60 to Cdn$85 per barrel and natural gas could be in the range of Cdn$3.00 to Cdn$3.60 per GJ and assuming the continuation of the $0.10 monthly distribution as a dividend once we convert to a corporation. ARC will pursue cost effective means of financing its 2011 capital program through a combination of cash flow, proceeds from the announced property dispositions, existing credit facilities and DRIP proceeds. The exact split will be dependent on commodity prices, operational performance and possible acquisitions and dispositions. Management will review the 2011 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors. The monthly $0.10 dividend is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

Reclamation Activities

ARC has an active abandonment and reclamation program for inactive wells and pipelines. During 2010, ARC estimates spending approximately $8 million on activities on 273 sites as we work to meet our obligations to the public and the regulatory agencies. Similar levels of activities are planned for 2011.

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    Detailed Guidance -
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                                      2009             2010             2011
    Production                     (Actual)       (Estimate)         (Budget)
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    Oil (bbls/d)                    27,509  27,800 - 28,700  27,500 - 28,500
    NGLs (bbls/d)                    3,689    3,700 - 3,800    4,000 - 4,800
    Gas (mmcf/d)                       194        246 - 252        315 - 322

    Total (boe/d)                   63,538  72,500 - 74,500  84,000 - 87,000

                                      2009             2010             2011
    Costs and Expenses ($/boe)     (Actual)       (Estimate)         (Budget)
    -------------------------------------------------------------------------
    Operating costs                  10.19            10.00    $9.40 - $9.70
    Transportation costs              0.89             1.00    $1.10 - $1.20
    G&A expenses                      2.26             2.85    $2.35 - $2.45
    Interest                          1.11             1.70    $1.25 - $1.40

    Weighted average units outstanding
     including units held for
     exchangeable shares (millions)    235              264              286
    >>
The 2011 Guidance provides unitholders with information on Management's expectations for results of operations, excluding any acquisitions for 2011. Readers are cautioned that the 2011 Guidance may not be appropriate for other purposes.

This press release is primarily comprised of forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's Detailed Guidance for 2011 and the amount and type of 2011 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2011, the results of exploration and development activities during 2011, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2011 Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $7 billion. The Trust expects 2010 oil and gas production to average 72,500 to 74,500 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and ARC exchangeable shares trade under the symbol ARX.A.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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    ARC RESOURCES LTD.

    John P. Dielwart,
    Chief Executive Officer
    >>
%CIK: 0001029509

For further information: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB, T2P 5E9, www.arcenergytrust.com
CO: ARC Energy Trust

CNW 19:09e 01-NOV-10